August 17, 2007

VIA FACIMILE:  202.772.9206

Mr. Ethan Horowitz
Staff Accountant
Division of Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:           Exousia Advanced Materials, Inc.
Item 4.01 Form 8-K
Filed August 14, 2007
File No. 000-51381
Response to SEC Comment Letter

Dear Mr. Horowitz:

Please find below our actions and comments in response to your comment letter to Exousia Advanced Materials, Inc. (the “Company”), dated August 16, 2007, for the above referenced filing:

1)	Updated in attached Amended Form 8K/A, attached hereto.
2)	Updated in attached Amended Form 8K/A, attached hereto.
3)	Updated in attached Amended Form 8K/A, attached hereto.
4)
Our new Independent Auditors changed their firm name from James B. McElravy, CPA, P.C. to McElravy, Kinchen & Associates, P.C on August 1, 2007.  The PCAOB was notified of this change prior to our filing of the Form 8-K, and their latest registered firm listing dated August 16, 2007 included this change. Please see the attached letter sent by our independent auditors to the PCAOB.

The amendments to our Form 8-K have been marked for your review.  Also attached is a clean copy for your reference.

In connection to our response to your comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is being sent to you for your review before the Company’s filing of its Amended Form 8-K.  Therefore, please call me if you have any additional questions or comments, or upon your approval of our response, at 281.313.2333. You may also fax additional questions or comments to my attention at 281.754.4893.

Sincerely,

J. Wayne Rodrigue
Chief Executive Officer